Pricing supplement no. 1604
*To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 34-VI dated February 28, 2008*

**Registration Statement No. 333-130051
Dated October 8, 2008
Rule 424(b)(2)**



Structured Investments	**JPMorgan Chase & Co.** **$575,000** **16.00% per annum Reverse Exchangeable Notes due October 16, 2009 Linked to the Common Stock of General Electric Company**

General

- The notes are designed for investors who seek a higher interest rate than the current dividend yield on the Reference Stock or the yield on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in appreciation in the Reference Stock, be willing to accept the risks of owning equities in general and the common stock of General Electric Company, in particular, and be willing to lose some or all of their principal at maturity.
- The notes will pay 16.00% per annum interest over the term of the notes. **However, the notes do not guarantee any return of principal at maturity. Instead, the payment at maturity will be based on the Final Share Price of the Reference Stock and whether the closing price of the Reference Stock has declined from the Initial Share Price by more than the Protection Amount ($7.2275 initially) during the Monitoring Period, as described below.**
- Senior unsecured obligations of JPMorgan Chase & Co. maturing October 16, 2009*.
- Payment at maturity for each $1,000 principal amount note will be either a cash payment of $1,000 or delivery of shares of the Reference Stock (or, at our election, the Cash Value thereof), in each case, together with any accrued and unpaid interest, as described below.
- Minimum denominations of $1,000 and integral multiples thereof.

Key Terms

Reference Stock: The common stock, par value $0.06 per share, of General Electric Company (the New York Stock Exchange symbol "GE"). We refer to General Electric Company as "GE."

Interest Rate: **16.00% per annum,** paid monthly and calculated on a 30/360 basis.

Protection Amount: $7.2275, which is equal to **35.00% of the Initial Share Price, subject to adjustments.**

Pricing Date: October 8, 2008

Settlement Date: On or about October 16, 2008

Observation Date: October 13, 2009*

Maturity Date: October 16, 2009*

CUSIP: 48123LSB1

Interest Payment Dates: Interest on the notes will be payable monthly in arrears on the 16th calendar day of each month (each such date, an "Interest Payment Date"), commencing November 16, 2008, to and including the Maturity Date. See "Selected Purchase Considerations — Monthly Interest Payments" in this pricing supplement for more information.

Payment at Maturity: The payment at maturity, in excess of any accrued and unpaid interest, is based on the performance of the Reference Stock. You will receive $1,000 for each $1,000 principal amount note, plus any accrued and unpaid interest at maturity, *unless*:

    (1) the Final Share Price is less than the Initial Share Price; *and*

    (2) on any day during the Monitoring Period, the **closing price** of the Reference Stock has declined, as compared to the Initial Share Price, by more than the Protection Amount.

If the conditions described in both (1) and (2) are satisfied, at maturity you will receive, in addition to any accrued and unpaid interest, instead of the principal amount of your notes, the number of shares of the Reference Stock equal to the Physical Delivery Amount (or, at our election, the Cash Value thereof). Fractional shares will be paid in cash. **The market value of the Physical Delivery Amount or the Cash Value thereof will most likely be substantially less than the principal amount of your notes, and may be zero**.

Monitoring Period: The period from the Pricing Date to and including the Observation Date.

Physical Delivery Amount: 48.4262 shares of the Reference Stock per $1,000 principal amount note, which is the number of shares equal to $1,000 divided by the Initial Share Price, subject to adjustments.

Cash Value: The amount in cash equal to the product of (1) $1,000 divided by the Initial Share Price and (2) the Final Share Price, subject to adjustments.

Initial Share Price: $20.65, the closing price of the Reference Stock on the New York Stock Exchange on the Pricing Date. The Initial Share Price is subject to adjustments in certain circumstances. See "Description of Notes — Payment at Maturity" and "General Terms of Notes — Anti-dilution Adjustments" in the accompanying product supplement no. 34-VI for further information about these adjustments.

Final Share Price: The closing price of the Reference Stock on the New York Stock Exchange on the Observation Date.

* Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 34-VI.

Investing in the Reverse Exchangeable Notes involves a number of risks. See "Risk Factors" beginning on page PS-6 of the accompanying product supplement no. 34-VI and "Selected Risk Considerations" beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

To the extent the information contained in footnotes (1) and (2) below differs from or conflicts with the disclosure set forth under "Use of Proceeds" in product supplement no. 34-VI, the information in the footnotes (1) and (2) below controls.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$60	$940
Total	$575,000	$30,000	$545,000

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $60.00 per $1,000 principal amount note on $500,000 aggregate principal amount notes sold in this offering and will use a portion of that commission to pay selling concessions to other dealers of $50.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. The concessions of $50.00 include concessions allowed to selling dealers and concessions allowed to any arranging dealer. See "Underwriting" beginning on page PS-34 of the accompanying product supplement no. 34-VI. JPMSI did not receive any commission or pay any concessions on $75,000 aggregate principal amount of notes not purchased by investors in this offering and described in detail below.

The total aggregate principal amount of notes being offered by this pricing supplement were not purchased by investors in this offering. JPMSI will retain the unsold portion of this offering of $75,000 aggregate principal amount and has agreed to hold such notes for investment for a period of at least 30 days. This unsold portion may affect the supply of notes available for secondary trading and, therefore, could adversely affect the price of the notes in the secondary market. Circumstances may occur in which our interests or those of our affiliates could be in conflict with your interests.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

October 8, 2008

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 34-VI dated February 28, 2008. **This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 34-VI, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 34-VI dated February 28, 2008:
  http://sec.gov/Archives/edgar/data/19617/000089109208001279/e30509_424b2.pdf
- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf
- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING —** The notes will pay 16.00% per annum over the term of the notes, which we believe is higher than the yield received on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. Because the notes are our senior unsecured obligations, any interest payment or any payment at maturity is subject to our ability to pay our obligations as they become due.

- **MONTHLY INTEREST PAYMENTS —** The notes offer monthly interest payments at a rate of 16.00% per annum over the term of the notes. Interest will be payable monthly in arrears on the 16th calendar day of each month (each such date, an "Interest Payment Date"), commencing November 16, 2008, to and including the Maturity Date, to the holders of record at the close of business on the date 15 calendar days prior to the applicable Interest Payment Date. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day, but no additional interest will accrue as a result of the delayed payment. For example, the monthly interest payment due in November 2008 shall be payable on November 17, 2008.

- **THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL —** Your return of principal at maturity is protected so long as the Final Share Price does not decline from the Initial Share Price or the closing price of the Reference Stock does not decline, as compared to the Initial Share Price, by more than the Protection Amount ($7.2275 initially) on any day during the Monitoring Period. **However, if the Final Share Price declines from the Initial Share Price and the closing price of the Reference Stock on any day during the Monitoring Period has declined by more than the Protection Amount ($7.2275 initially), you could lose the entire principal amount of your notes.**

- **TAX TREATMENT AS A UNIT COMPRISING A PUT OPTION AND A DEPOSIT —** You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 34-VI. We and you agree (in the absence of an administrative determination or judicial ruling to the contrary) to treat the notes as units comprising a Put Option and a Deposit for U.S. federal income tax purposes. We intend to treat 24.69% of each coupon payment as interest on the Deposit and the remainder as Put Premium. Assuming this characterization is respected, amounts treated as interest on the Deposit will be taxed as ordinary income while the Put Premium will not be taken into account prior to maturity or sale. However, there are other reasonable treatments that the Internal Revenue Service (the "IRS") or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for holders of the notes are the character of income or loss (including whether the Put Premium might be currently included as ordinary income) and the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Purchasers who are not initial purchasers of notes at the issue price should also consult their tax advisers with respect to the tax consequences of an investment in the notes, including possible alternative characterizations, as well as the allocation of the purchase price of the notes between the Deposit and the Put Option.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Stock. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 34-VI dated February 28, 2008.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —** The notes do not guarantee any return of principal. The payment at maturity will be based on the Final Share Price and whether the closing price of the Reference Stock has declined from the Initial Share Price by more than the Protection Amount ($7.2275 initially) on any day during the Monitoring Period. Under certain circumstances, you will receive at maturity a predetermined number of shares of the Reference Stock (or, at our election, the Cash Value thereof). The market value of those shares of the Reference Stock or the Cash Value thereof will most likely be less than the principal amount of each note and may be zero. **Accordingly, you could lose up to the entire principal amount of your notes.**

- **YOUR PROTECTION MAY TERMINATE ON ANY DAY DURING THE TERM OF THE NOTES —** If, on any day during the Monitoring Period, the closing price of the Reference Stock declines below the Initial Share Price minus the Protection Amount, you will be fully exposed to any depreciation in the Reference Stock. We refer to this feature as a contingent buffer. Under these circumstances, *and* if the Final Share Price is less than the Initial Share Price, you will receive at maturity a predetermined number of shares of Reference Stock (or, at our election, the Cash Value thereof) and, consequently, you will lose 1% of the principal amount of your investment for every 1% decline in the Final Share Price compared to the Initial Share Price. You will be subject to this potential loss of principal even if the closing price of the Reference Stock subsequently recovers such that the Final Share Price is above the Initial Share Price minus the Protection Amount. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus accrued and unpaid interest at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

- **YOUR RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE VALUE OF THE REFERENCE STOCK** — Unless (i) the Final Share Price is less than the Initial Share Price and (ii) on any day during the Monitoring Period, the closing price of the Reference Stock has declined, as compared to the Initial Share Price, by more than the Protection Amount ($7.2275 initially), for each $1,000 principal amount note, you will receive $1,000 at maturity plus any accrued and unpaid interest, regardless of any appreciation in the value of the Reference Stock, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the Reference Stock during the term of the notes.

- **NO OWNERSHIP RIGHTS IN THE REFERENCE STOCK —** As a holder of the notes, you will not have any ownership interest or rights in GE, such as voting rights or dividend payments. In addition, GE will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stock and the notes.

- **NO AFFILIATION WITH GE** — We are not affiliated with GE. We assume no responsibility for the adequacy of the information about GE contained in this pricing supplement or in product supplement no. 34-VI. You should make your own investigation into the Reference Stock and GE. We are not responsible for GE's public disclosure of information, whether contained in SEC filings or otherwise.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those referred to under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We and/or our affiliates may also currently or from time to time engage in business with GE, including extending loans to, or making equity investments in, GE or providing advisory services to GE. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to GE, and these reports may or may not recommend that investors buy or hold the Reference Stock. As a prospective purchaser of the notes, you should undertake an independent investigation of GE as in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

- **HEDGING AND TRADING IN THE REFERENCE STOCK** — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stock or instruments related to the Reference Stock. We or our affiliates may also trade in the Reference Stock or instruments related to the Reference Stock from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.

- **MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES** — In addition to the value of the Reference Stock and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 34-VI.

Public Information

All information contained herein on the Reference Stock and on GE is derived from publicly available sources and is provided for informational purposes only. According to its publicly available filings with the SEC, GE is a diversified technology, media and financial services company with products and services ranging from aircraft engines, power generation, water processing and security technology to medical imaging, business and consumer financing, and media content. The common stock of GE, par value $0.06 per share, is registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of GE in the accompanying product supplement no. 34-VI. Information provided to or filed with the SEC by GE, pursuant to the Exchange Act, can be located by reference to SEC file number 001-00035, and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.

Historical Information of the Reference Stock

The following graph sets forth the historical performance of the Reference Stock based on the weekly closing price (in U.S. dollars) of the Reference Stock from January 3, 2003 through October 3, 2008. The closing price of the Reference Stock on October 8, 2008 was $20.65. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the Reference Stock has experienced significant fluctuations. The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the Reference Stock during the term of the notes. We cannot give you assurance that the performance of the Reference Stock will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that GE will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Reference Stock.



Examples of Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates hypothetical payments at maturity on a $1,000 investment in the notes, based on a range of hypothetical Final Share Prices and assuming that the closing price of the Reference Stock declines in the manner set forth in the columns titled "Hypothetical lowest closing price during the Monitoring Period" and "Hypothetical lowest closing price expressed as a percentage of Initial Share Price during the Monitoring Period." The numbers appearing in the following table and examples have been rounded for ease of analysis. For this table of hypothetical payments at maturity, we have also assumed the following:

- the Initial Share Price: $20.60
- the Interest Rate: 16.00% per annum
- the Protection Amount (in U.S. dollars): $7.21
- the Protection Amount: 35.00%

Hypothetical lowest closing price during the Monitoring Period	Hypothetical lowest closing price during the Monitoring Period expressed as a percentage of Initial Share Price	Hypothetical Final Share Price	Hypothetical Final Share Price expressed as a percentage of Initial Share Price	Payment at Maturity	Total Value of Payment Received at Maturity**
$20.60	100%	$41.20	200%	$1,000.00	$1,000.00
$10.30	50%	$21.63	105%	$1,000.00	$1,000.00
$20.60	100%	$20.60	100%	$1,000.00	$1,000.00
$13.39	65%	$13.39	65%	$1,000.00	$1,000.00
$10.30	50%	$19.57	95%	48 shares of the Reference Stock or the Cash Value thereof	$950.00
$10.30	50%	$10.30	50%	48 shares of the Reference Stock or the Cash Value thereof	$500.00
$5.15	25%	$5.15	25%	48 shares of the Reference Stock or the Cash Value thereof	$250.00
$0.00	0%	$0.00	0%	48 shares of the Reference Stock or the Cash Value thereof	$0.00

**Note that you will receive at maturity any accrued and unpaid interest in cash, in addition to either shares of the Reference Stock (or, at our election, the Cash Value thereof) or the principal amount of your note in cash. Also note that if you receive the Physical Delivery Amount, the total value of payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.

The following examples illustrate how the total value of payments received at maturity set forth in the table above are calculated.

Example 1: The lowest closing price of the Reference Stock during the Monitoring Period was $10.30 but the Final Share Price is $21.63. Because the Final Share Price of $21.63 is greater than the Initial Share Price of $20.60, you will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: The lowest closing price of the Reference Stock during the Monitoring Period was $10.30 and the Final Share Price is $19.57. Because the Final Share Price of $19.57 is less than the Initial Share Price of $20.60 and the closing price of the Reference Stock declined by more than the Protection Amount on at least one day during the Monitoring Period, you will receive the Physical Delivery Amount, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $19.57, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $950.00.

Example 3: The closing price of the Reference Stock does not decline, as compared with the Initial Share Price, by more than the Protection Amount on any day during the Monitoring Period prior to the Observation Date. However, the closing price of the Reference Stock on the Observation Date is $10.30, a decline of more than the Protection Amount. Because the Final Share Price of $10.30 is less than the Initial Share Price of $20.60 and the Final Share Price has declined by more than the Protection Amount, you will receive the Physical Delivery Amount, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $10.30, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $500.00.

Example 4: The Final Share Price of $13.39 is less than the Initial Share Price of $20.60 but does not decline by more than the Protection Amount and the closing price of the Reference Stock does not decline by more than the Protection Amount on any day during the Monitoring Period. Because the closing price of the Reference Stock has not declined by more than the Protection Amount, you will receive a payment at maturity of $1,000 per $1,000 principal amount note, even though the Final Share Price of $13.39 is less than the Initial Share Price of $20.60.

Regardless of the performance of the Reference Stock or the payment you receive at maturity, you will receive interest payments, for each $1,000 principal amount note, in the aggregate amount of $160.00 over the term of the notes. The actual number of shares of the Reference Stock, or the Cash Value thereof, you may receive at maturity and the actual Protection Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the Initial Share Price. On the Pricing Date, the Initial Share Price was $20.65, the Protection Amount was $7.2275 and the Physical Delivery Amount was 48.4262 shares of the Reference Stock, in each case subject to adjustments.

Supplemental Underwriting Information

We expect that delivery of the notes will be made against payment for the notes on or about the settlement date set forth on the front cover of this pricing supplement, which will be the fifth business day following the pricing date of the notes (this settlement cycle being referred to as T+5). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the pricing date or the succeeding business day will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisers.